Exhibit 1.1

PERSONAL AND CONFIDENTIAL

January 27, 2023

Mobiv Acquisition Corp.

Peter Bilitsch, CEO

850 Library Avenue, Suite 204

Newark, Delaware 19711

Dear Mr. Bilitsch:

This Amendment No. 1, dated January 27, 2023, amends that certain Underwriting Agreement, dated August 3, 2022 (the “UA”), by and between EF Hutton, division of Benchmark Investments, Inc. (“EF Hutton” or the “Representative”) and Mobiv Acquisition Corp., a company incorporated under the laws of the State of Delaware (the “Company” and, together with the Representative, the “Parties”). Capitalized terms used herein and not otherwise defined herein have the meanings ascribed to them in the U.

WHEREAS, the Parties desire to amend Section 3.33 “Right of First Refusal” of the UA.

NOW THEREFORE, in consideration of the premises and the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree to amend the UA as follows:

1. Section 3.33 of the UA is hereby amended and replaced in its entirety to read as follows:

“Right of Participation. For the period commencing on the date of the closing of a Business Combination until the six (6) month anniversary of the closing of a Business Combination (the “Right of Participation Period”), EF Hutton shall have an irrevocable right of participation (the “Right of Participation”) to act as an investment banker, joint book-runner, and/or placement agent, at EF Hutton’s sole discretion, for no less than thirty percent (30%) of the total economics for each and every domestic US public and private equity and equity-linked offering consummated during the Right of Participation Period (each, a “Subject Transaction”), of the Company, or any successor to or any current or future subsidiary of the Company, on commercially customary terms and conditions for such Subject Transactions. For the avoidance of doubt, EF Hutton shall have no Right of Participation for any debt offerings consummated during the Right of Participation Period and shall have no Right of Participation prior to the Right of Participation Period. Notwithstanding the foregoing, EF Hutton shall have a Right of Participation for equity linked debt offerings solely during the Right of Participation Period.”

2. All other terms of the UA shall remain in full force and effect. The UA, as amended by this Amendment No. 1, constitutes the entire agreement between the parties with respect to the subject matter thereof. To the extent any provision of the UA is inconsistent with this Amendment No. 1, this Amendment No. 1 shall control.

3. This Amendment No. 1 may be executed in one or more counterparts and by facsimile or pdf copy, each of which shall be deemed an original but both of which together shall constitute one and the same instrument.

4. This Amendment No. 1 is made and shall be construed and performed under the laws of the remaining provisions will nevertheless continue to be valid and enforceable in the State of New York without regard to its choice or conflict of law principles.

[Signature page to follow]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the day and year first above written.

Very truly yours,

EF HUTTON,

division of Benchmark Investments, Inc.

By:	/s/ Sam Fleischman
Name: Title:	Sam Fleischman Supervisory Principal

Accepted and Agreed to as of

the date first written above:

Mobiv Acquisition Corp.

By:	/s/ Peter Bilitsch
Name:	Peter Bilitsch
Title:	Chief Executive Officer

2